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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
COLLEGIATE PACIFIC INC.

Full Name of Registrant

Former Name if Applicable

13950 Senlac Drive, Suite 100, Dallas, Texas

Address of Principal Executive Office (Street and Number)
Dallas, Texas 75234

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Collegiate Pacific Inc. ("CP") is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005, within the prescribed time period because it is still in the process of preparing its consolidated financial statements, due to, among other things, delays caused by CP's decision to restate its consolidated financial statements set forth in its Annual Report on Form 10-KSB for the fiscal years ended June 30, 2004 and 2005, as well as its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005, to correct all purchase accounting issues related to CP's acquisition activity since January 2004, all in connection with the recent resolution of all outstanding comments CP received from the Securities and Exchange Commission's Division of Corporation Finance regarding CP's purchase accounting fro those acquisitions. The amendment to CP's 10-KSB for fiscal 2005 and its 10-Q for the quarter ended September 30, 2005, must be filed prior to CP's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005.

The reasons causing CP's inability to file timely are beyond its control and could not be eliminated by CP without unreasonable effort or expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

William R. Estill, Chief Financial Officer	972	243-8100
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

CP expects to report a significant increase in revenues and decrease in operating profit over the corresponding period for the last fiscal year. CP reasonably estimates it will report an increase of $22.6 million in net revenue, or 95.0%, and a decrease of $2.3 million in operating profit, or 187.5%, over the same three month period ended December 31, 2004. The increase in net sales is attributable to the acquisition activities CP completed during fiscal 2005 and the first quarter of fiscal 2006, which ended September 30, 2005, and the decrease in operating profit is attributable to a $555 thousand seasonal net loss at Sport Supply Group, Inc. and certain cash and non-cash charges in the total amount of approximately $1.57 million, before taxes, for amortization charges for acquired intangibles, Sarbanes-Oxley compliance costs, professional fees and other expenses incurred in connection with the termination of the merger with Sport Supply Group, Inc.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

COLLEGIATE PACIFIC INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

COLLEGIATE PACIFIC INC.

Date	February 14, 2006	By	/s/ William R. Estill

William R. Estill, Chief Financial Officer (Principal Financial and Accounting Officer)

February 14, 2006
Via Electronic Transmission
Securities & Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Re:	Collegiate Pacific Inc. (the “Company”) Commission File No. — 0-17293 Form 12b-25
Dear Commissioners:
     On behalf of the Company, we are transmitting for filing an electronic copy of the Company’s Form 12b-25. Please call the undersigned at (214) 774.1200 if you have any questions.
Best regards.

Very truly yours,
/s/ Michael R. Dorey
Michael R. Dorey
mdorey@lidjidorey.com 214.774.1230

MRD/cpl
Enclosures
cc:	Collegiate Pacific Inc. Grant Thornton LLP